SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2023

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On June 2, 2023, Fresenius Medical Care AG & Co. KGaA (the “Company”) issued its unaudited full year results for the year ending December 31, 2022 and its unaudited quarterly results for the periods ending March 31, 2022, June 30, 2022, September 30, 2022 and December 31, 2022 under its new global operating model, implemented on January 1, 2023, in which the Company reorganized its business into two global operating segments, Care Delivery and Care Enablement.

The quarterly and full year results contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement the Company’s unaudited quarterly and full year 2022 consolidated financial results under the realigned global operating model presented in accordance with International Financial Reporting Standards, or IFRS, we have used non-GAAP financial measures, including (a) EBITDA, or operating income excluding interest, taxes, depreciation and amortization, (b) free cash flow, (c) net leverage ratio (ratio of net debt to adjusted EBITDA) and (d) results presented in constant currency and as adjusted for special items identified in the tables. These non-GAAP measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-IFRS financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliation of the non-GAAP financial measures to the most comparable IFRS financial measures are included in the attached Financial Statements. As the reconciliation of amounts stated in Constant Currency is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

The attached financial tables shall not be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Complete overview of the first, second, third and fourth quarters 2022 and first three, six and nine months as well as full year 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: June 2, 2023

Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares, represented by: fresenius medical care management ag, its General Partner
By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer, Chair of the Management Board of the General Partner and Acting Chief Financial Officer

By:	/s/ Dr. Katarzyna Mazur-Hofsäß
Name:	Dr. Katarzyna Mazur-Hofsäß
Title:	CEO Care Enablement and member of the Management Board of the General Partner